Exhibit (a)(5)(C)
Expedia, Inc. to Repurchase up to 30 Million of its Common Shares In Tender Offer
          Bellevue, Wash. — Expedia, Inc. (NASDAQ: EXPE) announced today that it will repurchase up to 30 million shares of its common stock in a tender offer at a price per share not less than $18.50 and not greater than $22.00. This represents the repurchase of approximately 9.8% of the number of shares of common stock currently outstanding and 9.1% of the total number of shares of common stock and Class B common stock outstanding. The tender offer is expected to commence on December 11, 2006 and to expire, unless extended, at 5:00 p.m., New York City time, on January 10, 2007. A modified “Dutch auction” will allow stockholders to indicate how many shares and at what price within the company’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering stockholders, the company will determine the lowest price per share within the range that will enable it to purchase 30 million shares, or such lesser number of shares as are properly tendered. The company will not purchase shares below a price stipulated by a stockholder, and in some cases, may actually purchase shares at prices above a stockholder’s indication under the terms of the modified “Dutch auction.” Expedia, Inc.’s directors and executive officers and Liberty Media Corporation have advised the company that they do not intend to tender any shares in the tender offer.
          Specific instructions and a complete explanation of the terms and conditions of the tender offer will be contained in the Offer to Purchase and related materials that will be mailed to stockholders of record beginning on or about December 13, 2006. MacKenzie Partners, Inc. will serve as information agent and The Bank of New York will serve as the depositary.
          This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation and offer to buy the company’s common stock will only be made pursuant to the Offer to Purchase and related materials that the company will send to its stockholders. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain copies of the Offer to Purchase, related materials filed by the company as part of the statement on Schedule “TO” and other documents filed with the Securities and Exchange Commission through the Commission’s internet address at http://www.sec.gov without charge when these documents become available. Stockholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the Securities and Exchange Commission, without charge, from the company or at the Investor Relations section of the company’s website: www.expediainc.com. Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer. Stockholders and investors who have questions or need assistance may call MacKenzie Partners, Inc. at 1-800-322-2885 in the United States and Canada, and +1-212-929-5500 for all other countries.

About Expedia, Inc.
     Expedia, Inc. is the world’s leading online travel company, empowering business and leisure travelers with the tools and information they need to easily research, plan, book, and experience travel. Expedia, Inc. also provides wholesale travel to offline retail travel agents. Expedia, Inc.’s portfolio of brands includes: Expedia.com®, hotels.com®, Hotwire®, Expedia® Corporate Travel, TripAdvisor™ and Classic Vacations®. Expedia, Inc.’s companies also operate internationally with sites in Canada, the United Kingdom, Germany, France, Italy, the Netherlands, Australia, Japan and China, through its investment in eLong™. For more information, visit http://www.expediainc.com/ (NASDAQ: EXPE).
Forward-Looking Statements
     This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, regarding Expedia, Inc.’s intention to repurchase up to 30 million shares of its common stock. These statements are subject to a variety of risks and uncertainties including Expedia, Inc.’s ability to consummate the repurchase. Additional cautionary statements regarding other risk factors that could have an effect on the future performance of Expedia, Inc. are contained in its filings with the SEC, including its reports on Forms 10-K and 10-Q. Expedia, Inc. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
Contacts
MacKenzie Partners, Inc.
United States and Canada: 1-800-322-2885
All other countries: +1-212-929-5500
December 8, 2006
Expedia and Expedia.com are either registered trademarks or trademarks of Expedia, Inc. in the U.S. and/or other countries. Other logos or product and company names mentioned herein may be the property of their respective owners.
© 2006 Expedia, Inc. All rights reserved. CST 2029030-40.